SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on May 28, 2021, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of the President & CEO

2)	Election of a Standing Director

3)	Election of a Non-Standing Director as a Member of the Audit Committee

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1) Election of the President & CEO - CHEONG, SEUNG-IL	641,964,077	461,564,017	458,508,725 (99.3%)
2) Election of a Standing Director - Park, Heon-Gyu	641,964,077	461,564,017	457,864,092 (99.2%)
3) Election of a Non-Standing Director as a Member of the Audit Committee - Park, Hyo-Sung	316,328,560	145,704,220	144,006,525 (98.8%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on May 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo

Name:	Park, Joo-soo

Title:	Corporate Vice President

Date: May 28, 2021